Gmail

Julien Uhlig <j.uhlig@ex-zerocarbon.com>

[Test] ZERO CARBON - We cannot believe it! 152 New Investors in 14 Days! Here are the Updates!

1 message

Julien Uhlig <mail@sendfoxmail.com>
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: j.uhlig@ex-zerocarbon.com

Wed, Jun 23, 2021 at 2:28 PM

Dear ,

I admit it! When I heard about Equity Crowd-Funding, I was skeptical!
After all, we have developed a high-tech carbon conversion solution that takes in its complexity a while to even describe to Industry Experts.

The reason we are still pursuing this technology solution is that it offers so many benefits. It is small, modular, and can be operated anywhere in the world! (Now, you can convert your waste even on the smallest island.)

The technology is super low emission and carbon negative, capturing carbon in the form of biochar to be stored in the soil for generations to come while benefitting the plants. Integrating Solide Oxide Fuel-Cells, we can push the electric efficiency beyond 50%. That is a far advance over using a car engine at a maximum of 30%. You need a lot less input for more power, and the input is waste, not fossil fuel.

It makes so much sense to us, and it makes sense to you! We are so happy! One of these days, we will share the journey of bringing this technology to market. We will tell you about the setbacks, the story of some of the largest Venture Capital Firms globally, stepping away from clean technology because it takes so much longer to disrupt the waste and energy market than the next lifestyle app. There are challenges to humanity that will not be solved by an app but by unique hard-and software that disrupts an industry.



Bali February 2021

We are here to make a difference, and we are proud and excited to meet you! Currently 152 Change-Makers, ready to take on this colossal challenge. We cannot do this alone, so please share our content and story with people who are also willing to make a difference. We will thank you for doing everything possible to end the waste pandemic, protect our oceans, wildlife, and ultimately the climate.

INVEST NOW IN ZERO CARBON

SIGN UP NOW! ZERO CARBON- BREAKTHROUGH TECHNOLOGY PRESENTATION MAY 27 ON EXVENTURE

ZERO CARBON invites enthusiasts, investors, and partners to a special online presentation followed by an Online Q& A on May 27th.
We are super excited for about 550 Attendees who already registered.
The event is featured by EX Venture, my clean online technology fundraising platform. EX Venture frequently features the most influential tech investors and

companies in electric mobility, storage, energy transition, carbon storage, and AG Tech.

Link to the LinkedIn event! https://bit.ly/exzerocarbon2021


ZERO
CARBON TECHNOLOGIES
FAST COMPANY
THE WORLD'S MOST INNOVATIVE COMPANIES 2018
BREAKTHROUGH TECHNOLOGY
AS SEEN ON
CNN
ONLINE PRESENTATION AND Q&A
MAY 27TH. 9 AM and 1 PM EST

Zero Carbon Technology Explained! Why it is so disruptive?

The EX Zero Carbon team had a meeting with Udayana University's Faculty of Machine Engineering last Monday, and it was rather inspiring. The team at Udayana University was more than excited to execute the utilization of the X5 machine to resolve South Bali's unmanaged waste by the beach. And, with the commercial pilot under commissioning process there, Zero Carbon machines are only going to get bigger! It was an excellent opportunity to introduce the Technology to the Bali Investment Club, looking to support local impact projects. We had a chance to tape a quick process explanation you might enjoy.

FOLLOW THE LINK TO THE NEW VIDEO RIGHT HERE

ZERO CARBON AND W HOTEL SEMINYAK PRODUCING THE NEXT

"ROCK FOR IMPACT EVENT!

Yes! We are doing it again! Our Zero Carbon Launch Party was so incredibly successful; we partnered up with the W Hotel Seminyak and PEAVEY Global to celebrate the next "Rock for Impact" Event.

Creating awareness for Zero Carbon Technology can effectively convert Ocean Waste into clean energy right where it is found. What better place to do it than a Beach Hotel. Stay Tuned For more info!


W BALI-SEMINYAK & ZERO CARBON
PRESENT
SEN
SES
10/
06
WOOBAR
THURSDAY
10/06/21
5PM ONWARDS
SEN
SES
ZERO
CARBON TECHNOLOGIES
W
BALI
SEMINYAK

Thank you all so much for your support,
If you have any questions,
Please reach out to me via E-Mail at j.uhlig@exventure.com or via Whatsapp at +49 178 2873624

Best wishes and warm regards,
Julien Uhlig, CEO of Zero Carbon Inc.

INVEST NOW IN ZERO CARBON

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🎉 **Share To Win a Trip to Bali!** 🎉
Use your referral link to invite friends to join my email list.
Unlock cool stuff when you do:

You have **0** referrals so far **Share now** >

EX Zero Carbon 20A Tanjong Pagar Road Singapore, Sudan: +249 088443
Singapore